[Datascension Letterhead]

June 23, 2008

Mark Shannon
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D. C.20549

Re: Your Letter, dated May 9, 2008, Regarding Datascension, Inc.'s Form 10-KSB, filed with the Commission, for the Year Ended, December 31, 2007

Dear Mr. Shannon:

The purpose of this letter is to acknowledge receipt of your comment letter and to confirm that we intend to respond to your comments (second extension request) and file via EDGAR both a response letter and amended Form 10-KSB on or before July 3, 2008.

Thank you for your assistance in this matter.

Very truly yours,

Scott Kincer
CEO